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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LFT Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Walnut Street, Suite 2410
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bob Jenkins (513) 878-1090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bob Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LFT Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ROBIN L. SMUCKLER
Notary Public, State of Ohio
My Comm. Expires May 7, 2020

NOTARY PUBLIC STATE OF OHIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LFT SECURITIES, LLC

SEC File Number 8-70015

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2019 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

RSM US LLP
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2019

LFT Securities, LLC
(Name of Respondent)

425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. Robert Jenkins
LFT Securities, LLC
425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(513) 271-0759
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

LFT SECURITIES, LLC

Table of Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Member and Managers of
LFT Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LFT Securities, LLC (the Company) as of December 31, 2019, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2018.

Cincinnati, Ohio
February 28, 2020

LFT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets	
Current Assets	
Cash	$ 58,010
Accounts receivable	1,136,035
Receivable from affiliates	349,906
Prepaids and other current assets	2,515
Total current assets	1,546,466
Total Assets	$ 1,546,466
Liabilities and Member's Equity	
Current Liabilities	
Accounts payable	$ 5,000
Payable to affiliate	140,842
Total current liabilities	145,842
Member's Equity	1,400,624
Total Liabilities and Member's Equity	$ 1,546,466

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues	
Platform fees	$ 1,943,071
Total revenues	1,943,071
Expenses	
Compensation expense	390,958
Professional fees	247,471
Occupancy expense	33,570
Other	9,096
Total expenses	681,095
Net Income	$ 1,261,976

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Member's equity, beginning of year	$	1,363,648
Net income		1,261,976
Distributions		(1,225,000)
Member's equity, end of year	$	1,400,624

The accompanying notes are an integral part of these statements.

LFT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities:	
Net income	$ 1,261,976
Adjustment to reconcile net income to net cash used in operating activities:	
Increase in accounts receivable	(1,136,035)
Increase in receivable from affiliates	(223,666)
Increase in prepaid expense	(2,203)
Increase in accounts payable	5,000
Increase in payable to affiliate	83,729
Net cash used in operating activities	(11,199)
Cash Flows from Financing Activities:	
Member distributions	(1,225,000)
Net cash used in financing activities	(1,225,000)
Net decrease in cash	(1,236,199)
Cash, beginning of year	1,294,209
Cash, end of year	$ 58,010

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

LFT Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 20, 2017 as Advanced Trading & Linked Asset Strategies, LLC, a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. On December 5, 2018, the Company changed its name to LFT Securities, LLC. The Company is a wholly-owned subsidiary of Luma Financial Technologies, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

The Company operates a multipurpose technology platform designed for the pricing, trading, distributing, educating and lifecycle management of structured notes, certificates of deposit, registered funds and annuities.

As a member of Financial Industry Regulatory Authority, Inc., the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it operates under Section (k)(2)(i) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable / Receivable from Affiliate

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2019, management had determined that no allowance for doubtful accounts is required.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Capital Requirements

The Company is required to maintain a minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness", as these terms are defined. Net capital changes from day to day and the Company had net capital and net capital requirements of $341,199 and $9,723, respectively, at December 31, 2019. The Company must also maintain a ratio of aggregate indebtedness to net capital of not more than 12 to 1. The Company's ratio was 0.4274 to 1 at December 31, 2019.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times, such cash may be in excess of FDIC insurance limits.

The Company also considers concentration of risk for customers that make up greater than or equal to 10% of total revenue. Five customers accounted for 73% of revenue, each greater than 10% individually, for the year ending December 31, 2019, and 83% of the accounts receivable balance at December 31, 2019.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company shall be disregarded as an entity from its Member for federal and state income tax purposes. In lieu of paying taxes at the Company level, the Member of a limited liability company is taxed on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not have any uncertain tax positions. The Company is subject to examination for all tax years since inception.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through the date the financial statements were issued for the year ended December 31, 2019.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of New Accounting Policies

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update ("ASU") 2016-02, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. The Company adopted the provisions of this guidance on January 1, 2019. The Company concludes that it does not have any leases meeting the definition under ASU 2016-02.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, this ASU clarifies how and when an entity should recognize credit losses associated with loans and other financial instruments not measured at fair value through net income. The ASU introduces the Current Expected Credit Loss ("CECL") model which replaces the current incurred loss model used for recognizing impairment provisions. Under CECL, entities will be required to recognize impairment for lifetime expected credit losses upon initial recognition of a financial asset, taking into account reasonable and supportable information around forecasted economic conditions. This guidance is effective for the reporting period beginning on January 1, 2020 with early adoption permitted for the reporting period beginning on January 1, 2019. The Company will adopt this ASU on January 1, 2020. Based on the composition of the Company's assets, liabilities, and current market conditions, the adoption of ASU 2016-13 does not have a material impact on the Company's financial statements.

NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Platform Revenue

The Company's performance obligation is to stand ready to provide the Company's electronic marketplace (the "Platform") to customers for the use of posting product, and no price is allocated to multiple performance obligations.

NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Pricing for the financial products is the same for all issuers posting product on the Platform and is summarized below:

1. Market-Linked Certificates of Deposit – Ten (10) basis points (0.10%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Ten (10) basis points (0.10%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

Additionally, in the event that a user purchases in any calendar month an aggregate principal amount of Market-Linked Certificates of Deposit and Market-Linked Notes having a total aggregate principal amount in excess of $400,000,000 per month for the average of the three previous months, issuers paying fees to the Company shall pay to the Company the following:

1. Market-Linked Certificates of Deposit – Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

This revenue from larger users, purchasing in excess of $400,000,000 per month, falls under the variable consideration guidance in ASC 606.

The Company stands ready to provide an unspecified quantity of services over a period of time to each customer. Each increment of the services provided to customers is distinct because each posting of product for a customer is a distinct event. The promised services are substantially the same because the posting of customer product is carried out the same for each distinct posting. For these reasons, the Company claims a series exception and considers these distinct events to constitute one performance obligation of services.

The Company uses the expected value method to determine the amount of variable consideration included in the transaction price. In accordance with ASC 606, the Company identifies the range of possible consideration amounts to be 90 days after the end of a month, as a contract can be terminated with 90 days' notice. The Company then determines a probability that the user of the Platform would reach $400,000,000 in volume for each of the next three months. Based on those probabilities, the Company takes a weighting of the probability and applies it to the fee charged for the month for revenue recognition purposes. Morgan Stanley Wealth Management met this threshold in 2019, and management has estimated one hundred percent probability that Morgan Stanley Wealth Management will remain above this threshold within 90 days after year-end.

NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Because the Company applies the expected value method to determine the amount of variable consideration, and there also exists variability in the number of transactions that will generate revenue each month, the Company applies the constraint focused on whether it is probable that the inclusion of the estimated variable consideration in the transaction price will not result in a significant reversal of cumulative revenue recognized for the contract when the uncertainty of a user's aggregate principal amount purchase giving rise to the variability is resolved. Only estimated variable consideration for which it is probable that its inclusion in the transaction price will not result in a significant reversal of cumulative revenue recognized should be included in the transaction price. If it is probable that a significant reversal of cumulative revenue recognized will not occur with respect to just a portion of the estimated variable consideration to which the entity expects to be entitled, that portion would be included in the transaction price.

The Company accounts for services as a single performance obligation because it is providing a series of distinct services that are substantially the same and have the same pattern of transfer. The Company observes that the promised consideration is dependent on the number and volume of transactions occurring each month, and is highly susceptible to factors outside the Company's influence. The Company also observes that although it has experience with similar contracts, that experience is of little predictive value in determining how many, and at what quantity, transactions will aggregate throughout the month. Therefore, the Company cannot conclude that it is probable a significant reversal in the cumulative amount of revenue recognized would not occur if any estimates of fee discounts were included in the transaction price until the number of transactions is noted at the end of each month.

Revenue is recognized based on the trade date of a unique product identification number ("CUSIP") for which aggregate principal amounts are billed at the transaction price. Because the financial products offered through the Company's Platform have definitive periods of offering, and are typically offered only in one calendar month, revenue on the principal amounts transacted in these CUSIPs can be recognized in the month that the products traded. The customer outlined in the contract is simultaneously receiving and consuming benefits as the Company performs its obligation. In a specific month, the customer will be receiving the benefits of utilizing the Platform and promises from the Company, while also consuming the benefits by receiving deposits from the products traded in the month it consumed the benefits.

The products posted on the Platform, and the information posted by the issuers, is uploaded as it becomes available for new CUSIPs. The agreements with both issuers and users indicate that the transaction price is billed on a transactional basis for the aggregate principal amounts, and is not billed over the lifetime term of the product. Management concludes that revenue is recognized in the month that each CUSIP trades, and after applying the constraint to variable consideration, as opposed to over the term of the product. Management comes to this conclusion because it applies the series exception asserting there is only one performance obligation, which is to stand ready to provide the Platform to customers. The performance obligation and benefit to the customer is simultaneously received and consumed in the month that each CUSIP trades, therefore revenue can be recognized when the constraint is lifted at the end of each month, based on the fact that the consideration becomes probable when the number of transactions is known and the Company can determine the revenue it is entitled to for that month. The accounts receivable balance as of the prior year ending December 31, 2018 was $126,240. The amount of contract assets and liabilities at December 31, 2019 was zero.

NOTE C – RELATED PARTIES

On November 14, 2018, the Company entered into an expense sharing agreement with the Member for the reimbursement of expenses which should be assumed by the Company. The Company pays the Member compensation of any registered principals, including the CEO, COO and FinOP, and at a rate of 50% of each principal's base salary. Additionally, the Company pays the Member for the allocation of 25% of the Member's sublease rent on the 24th Floor in the Cincinnati, Ohio offices with Navian Capital, LLC, and the direct legal fees incurred by the Company paid by the Member. During 2019, the Company incurred expenses relating to this agreement totaling $641,361. Amounts due to the Member totaled $140,842 at December 31, 2019.

Additionally, the Company has an agreement with Navian Capital Securities, LLC, a wholly-owned subsidiary of Navian Capital, LLC in which Navian Capial, LLC has an ownership interest in the Member, by which Navian Capital Securities, LLC acts as an agent to collect revenues remitted from each issuing bank institution in an instance where an issuing bank institution does not have an agreement in place direct with the Company. Navian Capital Securities, LLC facilitates product purchases for its clients and collects revenue from certain of the Company's customers. Revenue from Navian Capital Securities, LLC totaled $252,542 for the year ended December 31, 2019. Amounts due to the Company totaled $1,713 at December 31, 2019, which are included as receivable from affiliates in the statement of financial condition.

The Company also has an agreement with Morgan Stanley & Co. LLC, an indirect owner of the Company in which Morgan Stanley & Co. LLC has an ownership interest in the Member, by which Morgan Stanley & Co. LLC remits revenues to the Company related to the product purchases facilitated by the Company in Morgan Stanley & Co. LLC product offered through the Platform. Revenue from Morgan Stanley & Co. LLC totaled $348,193 for the year ended December 31, 2019. Amounts due to the Company totaled $348,193 at December 31, 2019, which are included as receivable from affiliates in the statement of financial condition.

The Company has been granted a worldwide, perpetual, non-exclusive, non-transferable, royalty-free license by its Member to use, display, market, and grant end-user access to the Platform to service its customers. The Company is not charged any fees for the license granted by its Member. Additionally, the Company is not charged any fees from Luma Financial Technologies for periodic general & administrative fees related to receivables, payables, and the closing of books at month-end.

NOTE D – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contrain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements in unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

LFT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND RECONCILIATION OF THE COMPANY'S NET CAPITAL PER THE UNAUDITED FILING TO THE COMPUTATION HEREIN
DECEMBER 31, 2019

Net Capital		
Member's equity	$	1,400,624
Receivable from affiliates		(349,906)
Prepaids and other current assets		(2,515)
Commissions receivable aged greater than 30 days		(707,004)
Total Nonallowable assets		(1,059,425)
Net Capital		341,199
Minimum Capital Required to be Maintained		
(Greater of $5,000 or 6-2/3% of aggregate indebtedness)		(9,723)
Excess Net Capital	$	331,476
Aggregate Indebtedness	$	145,842
Ratio of Aggregate Indebtedness to Net Capital		0.4274 to 1

Reconciliation of the Company's Net Capital Per the Unaudited Filing to the Computation Herein

Net Capital, unaudited filing	$	1,048,203
Adjustments		
Nonallowable asset, commissions receivable aged greater than 30 days		(707,004)
Total adjustments		(707,004)
Net Capital, computation herein	$	341,199

LFT SECURITIES, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

The Member and Managers of
LFT Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) LFT Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the exemption provision) and (b) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Cincinnati, Ohio
February 28, 2020

LFT SECURITIES, LLC EXEMPTION REPORT

LFT Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) exemption provision.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

LFT Securities, LLC
[Name of Company]

I, Robert Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial and Operations Principal

February 27, 2020

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Managers of
LFT Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by LFT Securities, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Cincinnati, Ohio
February 28, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

70015 FINRA DEC
LFT Securities, LLC
425 Walnut Street, Suite 2410
Cincinnati, OH 45202-3956

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $2,658

B. Less payment made with SIPC-6 filed (**exclude interest**) (213)
07/31/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,445

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $2,445

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $2,445

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LFT Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of February, 20 20.

Chief Financial Officer, FinOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2019 and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,943,071
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	(170,841)
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(170,841)
2d. SIPC Net Operating Revenues	$1,772,230
2e. General Assessment @ .0015	$2,658
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation

LFT Securities, LLC
Profit & Loss
January through December 2019

	Jan - Mar 19	Apr - Jun 19	Jul - Sep 19	Oct - Dec 19	TOTAL	
Ordinary Income/Expense						
Income						
Market-Linked CDs	70,543.00	44,071.00	29,583.00	26,644.00	170,841.00	Item 2c.(6)
Market-Linked Notes	71,494.00	33,627.00	274,289.29	1,392,819.70	1,772,229.99	
Total Income	142,037.00	77,698.00	303,872.29	1,419,463.70	1,943,070.99	Item 2a.
Gross Profit	142,037.00	77,698.00	303,872.29	1,419,463.70	1,943,070.99	
Expense						
Licensing & Registrations						
Licenses & Registrations	300.00	127.08	0.00	0.00	427.08	
FINRA Fees						
Gross Income Assessment	0.00	1,200.00	0.00	0.00	1,200.00	
FINRA Fees - Other	875.00	1,700.00	0.00	620.00	3,195.00	
Total FINRA Fees	875.00	2,900.00	0.00	620.00	4,395.00	
SIPC Dues	0.00	645.00	213.00	0.00	858.00	
Total Licensing & Registrations	1,175.00	3,672.08	213.00	620.00	5,680.08	
Professional Fees						
Audit & Tax Fees	25,725.00	0.00	0.00	5,000.00	30,725.00	
Legal Fees	1,736.00	55,770.03	81,563.50	77,676.25	216,745.78	
Management Fee	65,333.32	0.00	0.00	0.00	65,333.32	
Total Professional Fees	92,794.32	55,770.03	81,563.50	82,676.25	312,804.10	
General & Administrative						
Bank Service Charges	47.00	0.00	15.50	77.50	140.00	
Insurance Expense	144.00	144.00	1,215.41	1,372.09	2,875.50	
Rent Expense	8,087.58	8,141.50	8,249.34	8,249.34	32,727.76	
Office Supplies	116.60	197.93	0.00	0.00	314.53	
Printing	0.00	3.15	7.35	76.05	86.55	
Utilities	281.25	281.25	187.50	92.15	842.15	
Total General & Administrative	8,676.43	8,767.83	9,675.10	9,867.13	36,986.49	
Payroll Expenses						
Salaries & Wages	30,416.67	98,124.99	98,124.99	98,958.33	325,624.98	
Total Payroll Expenses	30,416.67	98,124.99	98,124.99	98,958.33	325,624.98	
Total Expense	133,062.42	166,334.93	189,576.59	192,121.71	681,095.65	
Net Ordinary Income	8,974.58	-88,636.93	114,295.70	1,227,341.99	1,261,975.34	
Net Income	8,974.58	-88,636.93	114,295.70	1,227,341.99	1,261,975.34	